Mail Stop 4-6
								November 18, 2004

Steven A. Odom
Chairman and CEO
Verso Technologies, Inc.
400 Galleria Parkway, Suit 300
Atlanta, Georgia  30339

Re:	Verso Technologies, Inc.
  	Preliminary Schedule 14A filed on November 9, 2004
	File No. 000-22190

Dear Mr. Odom:

      We have limited review of your above-referenced filing to matters concerning Proposal 2 and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal 2 - Amendment to 1999 Stock Incentive Plan
1. Revise to disclose whether you have any current plans,
commitments
or arrangements to issue stock awards under the Incentive Plan.
If
so, please disclose by including all of the required information under Item 10 of Schedule 14A. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this
time to issue any of the additional authorized shares of common stock.
2. Revise the third full paragraph on page 18 relating to Proposal
2
to state that you are providing a materially complete summary of the
1999 Stock Incentive Plan. Eliminate statements that the description does not purport to be complete and is qualified in its entirety by reference to the full text of the plan. See Item 10(a)(1) of
Schedule 14A, which requires that you provide a brief description of the material features of the plan.

Closing Comments

      Please provide us with a response letter to these comments that identifies any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please electronically file your letter in response to the above comments in addition to filing the amended proxy materials. See
Item
101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.

      You may address questions concerning the above comments to Maryse Mills-Apenteng at 202-942-1861 or Mark P. Shuman, Special
Counsel at 202- 942-1818. If you need additional assistance, you may contact me at 202-942-1800.

								Sincerely,



								Barbara C. Jacobs
Assistant Director



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Verso Technologies, Inc.
4/12/2005
Page 1